03015087

RECEIVED FEB 2 8 2003 PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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8-50281

SEC FILE NUMBER
8- 115231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Square Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 402
(No. and Street)

Memphis (City) Tennessee (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey P. Mavar (901) 537-1866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoff, Davis & Dilley, PLC
(Name – *if individual, state last, first, middle name*)

6263 Poplar Ave., Suite 502 (Address) Memphis, (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey P. Mavar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Square Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public MY COMMISSION EXPIRES FEB. 15, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC

Financial Statements and Schedules

December 31, 2002

(With Independent Auditors' Report Thereon)

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Index

December 31, 2002

HOFF, DAVIS & DILLEY, PLC

CERTIFIED PUBLIC ACCOUNTANTS
6263 POPLAR AVENUE, SUITE 502
MEMPHIS, TENNESSEE 38119

JOSEPH L. HOFF, CPA
JERRY J. DAVIS, CPA
JAMES M. DILLEY, CPA

TELEPHONE
(901) 761-4140
FACSIMILE
(901) 685-5106

Independent Auditor's Report

The Member
Green Square Securities, LLC

We have audited the accompanying statement of financial condition of Green Square Securities, LLC, a wholly-owned subsidiary of Green Square Capital Management, LLC, (the Company) as of December 31, 2002, and the related statements of income, changes in member's equity, changes in liabilities subordinated to creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Square Securities, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hoff, Davis & Dilley, PLC

Memphis, Tennessee
February 13, 2003

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$139,975
Receivable from clearing organization	63,921
Goodwill, net of accumulated amortization of $2,778	97,222
	$301,118

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 1,670
Payable to affiliate	68,116
Accrued expenses	577
	70,363
Member's Equity	230,755
	$301,118

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Statement of Income

For the Year Ended December 31, 2002

Revenues	
Commissions and trading gains	$930,467
Interest and dividend income	561
	931,028
Expenses	
Brokerage and clearing costs	138,112
Professional fees	14,806
Service fee	659,233
Registered representative bonuses	65,868
Amortization	2,778
Other selling, general and administrative expenses	27,246
	908,043
Net income	$ 22,985

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2002

Member's equity at beginning of period	$ 548,353
Capital distributions	(548,353)
Capital contributions	207,770
Net income	22,985
Member's equity at end of period	$ 230,755

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$ 110,000
Increases	-
Decreases	
Payment of subordinated note	(110,000)
Subordinated borrowings at December 31, 2002	$ -

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2002

Operating Activities:		
Net income		$ 22,985
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization	$ 2,778	
Changes in operating assets and liabilities		
Receivable from clearing organization	119,228	
Commissions receivable	15,183	
Accounts payable	1,670	
Payable to affiliate	80,267	
Accrued expenses	577	
Total adjustments		219,703
Net cash provided by operating activities		242,688
Financing Activities:		
Capital distributions	(210,483)	
Capital contributions	107,770	
Net cash used in financing activities		(102,713)
Net increase in cash and cash equivalents		139,975
Cash and cash equivalents beginning of period		-
Cash and cash equivalents end of period		$ 139,975
Supplemental disclosures:		
Interest paid		$ -
Income taxes paid		$ -
Non-cash capital contributions		$ 100,000
Non-cash capital distributions		$ 337,870

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Notes to Financial Statements

December 31, 2002

Note (1) - Summary of Significant Accounting Policies

(A) Organization and Nature of Business

Green Square Securities, LLC (the Company) is a limited liability company formed under Illinois law. The Company was purchased on August 7, 2002 as an existing entity with no operations, assets or liabilities at the date of purchase in order to begin operations as a licensed broker-dealer. The Company is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and serves clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Green Square Capital Management, LLC.

(B) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. At December 31, 2002, the Company had net capital of $128,975 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.55 to 1.

(C) Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with Bear Stearns Securities Corp. (Bear Stearns), a member of the New York Stock Exchange. The Company's commissions are collected by Bear Stearns, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

(D) Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

(E) Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Note (1) - Summary of Significant Accounting Policies (continued)

(F) Securities Transactions

The Company on occasion purchases marketable securities which are held for sale and are carried at estimated fair value, with realized and unrealized gains and losses included in operations. The trading of securities may lead to a liability being recorded for the fair value of securities sold, not yet purchased. All securities are carried in the Company's margin account with Bear Stearns and, accordingly, are pledged against margin indebtedness (if any). The Company had no securities inventory and no margin indebtedness as of December 31, 2002.

(G) Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that Bear Stearns requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account, which is pledged against margin indebtedness (if any). At December 31, 2002, the balance in this special deposit account amounted to $108,169.

(H) Income Taxes

The Company is included in the consolidated federal partnership return of income of Green Square Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

(I) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note (2) - Related Party Transactions

The Company has a service agreement with its parent, Green Square Capital Management, LLC (GSCM), whereby GSCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee to GSCM equal to 90% of the monthly net operating income of the Company as defined by the agreement.

Service fee expense for the period ended December 31, 2002 amounted to $659,233. In addition, the amount due to GSCM at December 31, 2002 for the December service fee amounted to $68,116.

The members of GSCM received $65,868 in registered representative bonuses from the Company during the period ended December 31, 2002.

Note (3) - Goodwill

The parent company, GSCM, purchased the Company on August 7, 2002 for $100,000. The purchase has been accounted for using the goodwill method whereby the value of the Company is imputed based on the price of the member interest acquired, and assets are adjusted (goodwill) to reflect the imputed value. In this case, goodwill of $100,000 was recorded with a corresponding credit to capital.

Note (3) - Goodwill (continued)

Goodwill is being charged to earnings over a 15 year period on a straight-line basis. Amortization expense for the period ended December 31, 2002 amounted to $2,778.

Note (4) - Current Vulnerability due to Certain Concentrations

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
Under the Securities Exchange Act of 1934

December 31, 2002

Total capital per financial statements	$ 230,755
Deductions:	
Total non-allowable assets	(97,222)
Fidelity bond deductible in excess of $6,000	(4,000)
Net capital before haircuts	129,533
Haircuts	(558)
Net capital	$ 128,975

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$ 70,363
Net capital requirement	$ 50,000
Net capital in excess of minimum requirement	$ 78,975
Aggregate indebtedness to net capital	0.55 to 1

See accompanying notes and independent auditor's report.

Green Square Securities, LLC

(A Wholly Owned Subsidiary of Green Square Capital Management, LLC)

Reconciliation of Net Capital Computation

December 31, 2002

Net capital as reported on unaudited FOCUS report at December 31, 2002	$113,400
Audit adjustments to increase (decrease) net capital:	
Adjust for regular way unsettled trades	16,152
Accrue state taxes	(577)
Net capital - audited	$128,975

See accompanying notes and independent auditor's report.

HOFF, DAVIS & DILLEY, PLC

CERTIFIED PUBLIC ACCOUNTANTS
6263 POPLAR AVENUE, SUITE 502
MEMPHIS, TENNESSEE 38119

JOSEPH L. HOFF, CPA
JERRY J. DAVIS, CPA
JAMES M. DILLEY, CPA

TELEPHONE
(901) 761-4140
FACSIMILE
(901) 685-5106

Independent Auditor's Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Green Square Securities, LLC

In planning and performing our audit of the financial statements of Green Square Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above. Other weaknesses (which were not considered material weaknesses) were noted, and these weaknesses have been separately communicated to Management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties

Hoff, Davis & Dilley, PLC

Memphis, Tennessee
February 13, 2003